SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Bond Exchange update


FOR IMMEDIATE RELEASE

31 May 2005

                      Prudential PLC : Exchange Proposals

Prudential plc today announces the withdrawal of its proposals to exchange all of its GBP300,000,000 6.875 per cent. Bonds due 2023 and all of its GBP250,000,000 5.875 per cent. Bonds due 2029 for new sterling denominated fixed/floating subordinated capital securities as contemplated by an information memorandum dated 12th May, 2005. It follows that the Bondholders Meetings convened for 3rd June, 2005 will not now take place and no Early Response Payment will be made. Capitalised terms used in this announcement and not otherwise defined have the meanings given to them in the Information Memorandum.

                                    - Ends -

Enquiries:

Media                                          Investors/Analysts

Clare Staley                  020 7548 3719    Marina Lee-Steere   020 7548 3511
Joanne Davidson               020 7548 3708


Dealer Managers

Barclays Capital: Sven Pongs        020 7773 8990

UBS Investment Bank: Duane Hebert   020 7567 7480




Notes to Editors


The Exchange Proposals are not being made and will not be made directly or indirectly (i) to U.S. persons (within the meaning of Regulation S under the Securities Act) or (ii) in or into the United States. This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States and is not an offer of securities for sale into the United States. The securities referred to in this announcement have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration. No public offering of securities will be made in the United States.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, (as at 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 May, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations